Exhibit (a)(19)

NEWS RELEASE

FOR IMMEDIATE RELEASE

MAXWELL SHOE COMPANY BOARD OF DIRECTORS DETERMINES JONES’S REVISED UNSOLICITED OFFER IS FINANCIALLY INADEQUATE

Board Expects To Meet With Jones To Explore Whether Jones Is Prepared To Recognize Full Value Of Maxwell Shoe Company

HYDE PARK, Mass. – June 7, 2004 – Maxwell Shoe Company Inc. (NASDAQ: MAXS) announced today that its Board of Directors has unanimously determined that Jones Apparel Group, Inc.’s (NYSE: JNY) revised unsolicited tender offer for all of the outstanding shares of Maxwell Shoe Company common stock for $22.50 per share in cash is financially inadequate and not in the best interests of Maxwell Shoe Company’s stockholders. Accordingly, the Maxwell Shoe Company Board of Directors recommends that its stockholders reject Jones’s revised offer and not tender their shares.

“At $22.50 per share, Jones’s revised offer still fails to provide our stockholders with the value they deserve. And as we’ve said before, this is all about stockholder value,” said Mark Cocozza, Maxwell Shoe Company’s Chairman and Chief Executive Officer.

“Fiscal 2003 was the best sales and earnings year in our Company’s history, and based on the first two quarters of fiscal 2004, we are on track to surpass even that superior performance. All of Maxwell Shoe Company’s brands are being well received by retailers. We have industry leading merchandising and design expertise, an ability to target all channels of distribution, and a strong capital position. By leveraging these strengths, I am confident that we can create value for our stockholders in excess of Jones’s revised offer. We have consistently delivered on our promises in the past, and we will continue to do so in the future,” continued Mr. Cocozza.

In reaching its recommendation that stockholders reject Jones’s revised offer, Maxwell Shoe Company’s Board of Directors considered among other things, that:

•	Maxwell Shoe Company’s independent financial advisors, Lehman Brothers Inc., issued an opinion stating that, as of June 6, 2004, and subject to the qualifications and limitations set forth in the written opinion, Jones’s revised offer is inadequate to Maxwell Shoe Company’s stockholders from a financial point of view;

•	Jones’s revised offer undervalues Maxwell Shoe Company based on its business, financial condition and performance, its unique market position and business prospects and continued market leadership, the strength and diversity of the Company’s portfolio of brands, backlog of new business and significant future growth opportunities;

•	Maxwell Shoe Company’s Board of Directors and senior leadership team believe that they can create stockholder value in excess of Jones’s revised offer through the continued execution of its current strategy;

•

Since February 25, 2004, when Jones first publicly announced its proposal to acquire Maxwell Shoe Company, Maxwell Shoe Company has twice increased its net sales and earnings expectations for fiscal 2004. On May 20, 2004, Maxwell Shoe Company announced that it expects fiscal 2004 net sales to be in the range of $255 million to $260 million and earnings per share to be in the range of $1.21 to $1.25, excluding costs related to Jones’s unsolicited tender offer. Based on the Company’s unprecedented level of backlog and 18-quarter track record of meeting or beating expectations, Maxwell Shoe Company is confident that it can continue to achieve its goals; and

•	Jones’s revised offer does not adequately compensate Maxwell Shoe Company stockholders for transferring control of Maxwell Shoe Company to Jones.

The Maxwell Shoe Company Board stated that, consistent with its commitment to enhance stockholder value, it expects to meet with Jones to explore whether Jones is prepared to increase its revised offer to a level that fully reflects the value of Maxwell Shoe Company. However, Maxwell Shoe Company’s Board believes that the Company’s full value is in excess of the additional “couple of pennies” by which Jones, during its May 26, 2004 conference call, said it might be willing to increase its $22.50 offer. There can be no assurance that any discussions would lead to an agreement or transaction.

Mr. Cocozza concluded, “Our Board and management team have always been committed to enhancing stockholder value. We have an outstanding record of value creation and are poised for continued growth. We welcome the opportunity to meet with Jones and demonstrate the value inherent in our Company. However, if we are unable to reach agreement with Jones on price, we will continue enhancing stockholder value through all appropriate means, which would potentially include stock repurchases or an extraordinary dividend. We will also continue to seek additional brands to license and otherwise act responsibly to protect the interests of our stockholders and ensure that they receive full value for their investment.”

Maxwell Shoe Company continues to urge stockholders to discard any gold consent cards they receive from Jones and SIGN, DATE and RETURN the Company’s BLUE consent revocation cards today.

Lehman Brothers Inc. is serving as financial advisor to Maxwell Shoe Company and Gibson, Dunn & Crutcher LLP is serving as legal counsel.

Important Additional Information

Maxwell Shoe Company Inc. (“Maxwell Shoe Company”) filed a Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) with the Securities and Exchange Commission (“SEC”) on March 29, 2004, regarding Jones Apparel Group Inc.’s and MSC Acquisition Corp.’s (together, “Jones”) unsolicited tender offer for all the outstanding shares of Class A Common Stock of Maxwell Shoe Company (the “Offer”). Maxwell Shoe Company stockholders should read the Schedule 14D-9 (including any amendments or supplements thereto) because these documents contain important information relating to the Offer and the related consent solicitation.

On April 21, 2004, Jones filed a definitive consent solicitation statement with the SEC relating to Jones’s proposed solicitation of consents of Maxwell Shoe Company stockholders to, among other things, remove all of Maxwell Shoe Company’s current directors and replace them with Jones’s nominees. In response, on April 23, 2004, Maxwell Shoe Company filed a definitive consent revocation statement on Form DEFC14A (the “Definitive Consent Revocation Statement”) with the SEC to counter Jones’s consent solicitation. Maxwell Shoe Company stockholders should read the Definitive Consent Revocation Statement (including any amendments or supplements thereto) because it contains additional information important to the stockholders’ interests in the Offer and the related consent solicitation.

The Schedule 14D-9, the Definitive Consent Revocation Statement and other public filings made by Maxwell Shoe Company with the SEC are available free of charge at the SEC’s website at www.sec.gov. Maxwell Shoe Company also will provide a copy of these materials free of charge at its website at www.maxwellshoe.com.

About Maxwell Shoe Company

Maxwell Shoe Company Inc. designs, develops and markets casual and dress footwear for women and children. The Company’s brands include AK ANNE KLEIN®, DOCKERS® FOOTWEAR FOR WOMEN, J.G. HOOK, JOAN AND DAVID, CIRCA JOAN & DAVID, MOOTSIES TOOTSIES AND SAM & LIBBY.

Regulation G Disclosure

The press release contains a range of projected fiscal year 2004 diluted earnings per share, that excludes costs related to Jones’s Offer and related consent solicitation, and is not prepared in accordance with GAAP. This non-GAAP financial measure should not be construed as being more important than the comparable GAAP measure. This measure is presented because the Company uses this information when evaluating its results of operations and the Company believes that this information provides investors with an additional and useful comparison of the Company’s current results of operations with past and future periods. The Company believes that the non-GAAP financial measure is helpful in more clearly reflecting the sales of the Company’s products, as well as trends in the Company’s core operations that may not otherwise be apparent when relying solely on GAAP financial measures, because the non-GAAP financial measure eliminates from earnings the non-recurring charge that the Company believes has less bearing on its performance.

With respect to the range of projected fiscal year 2004 earnings per share information, the Company has determined that it is not able, without unreasonable efforts, to provide a reconciliation to a comparable GAAP financial measure because of the difficulty in determining and projecting the costs associated with Jones’s ongoing Offer, which depend on many factors, including, without limitation: the length, costs and outcome of litigation proceedings between the Company and Jones in two different courts related to the unsolicited tender offer and related consent solicitation; the duration of the tender offer and consent solicitation; whether or not, and when, Jones increases its offer price in its tender offer and by how much; whether or not, and when, Jones withdraws its unsolicited tender offer and consent solicitation and various other developments related to the Jones tender offer and consent solicitation that are not within the control of the Company.

Forward-Looking Statements

Statements made in this press release indicating Maxwell Shoe Company’s, the Board of Directors’ or management’s intentions, beliefs, expectations, or predictions for the future are forward-looking statements. These statements are only predictions and may differ materially from actual future events or results. Such forward-looking statements are subject to a number of risks, assumptions and uncertainties that could cause Maxwell Shoe Company’s actual results to differ materially from those projected in such forward-looking statements. Such risks, assumptions and uncertainties include, but are not limited to: changing consumer preference; inability to successfully design, develop or market its footwear brands; the inability to successfully re-introduce the Joan & David brand into the market; competition from other footwear manufacturers or retailers; loss of key employees; general economic conditions and adverse factors impacting the retail footwear industry; the inability by Maxwell Shoe Company to source its products due to political or economic factors; potential disruption in supply chain or customer purchasing habits due to health concerns relating to severe acute respiratory syndrome or other related illnesses; and the imposition of trade or duty restrictions or work stoppages of transportation or other workers who handle or manufacture Maxwell Shoe Company’s goods. Additional risks, assumptions and uncertainties associated with Jones’s pending tender offer include: the risk that Maxwell Shoe Company’s customers may delay or refrain from purchasing Maxwell Shoe Company products due to uncertainties about Maxwell Shoe Company’s future; the risk that key employees may pursue other employment opportunities due to concerns as to their employment security with Maxwell Shoe Company; the risk that stockholder litigation commenced in connection with Jones’s offer might result in significant costs of defense, indemnification and liability; the risk that the Board of Directors’ analysis and the basis of their recommendation to the stockholders ultimately may prove to be inaccurate; and other risks discussed in documents filed by Maxwell Shoe Company with the SEC. All forward-looking statements are qualified by these cautionary statements and are made only as of the date they are made. Maxwell Shoe Company is under no obligation (and expressly disclaims any such obligation) to update or alter any forward-looking statements, whether as a result of new information, future events or otherwise.

Company Contact:	Richard J. Bakos Chief Financial Officer Maxwell Shoe Company (617) 333-4007

Investors:	Lex Flesher MacKenzie Partners, Inc. (212) 929-5397

Allison Malkin Integrated Corporate Relations (203) 222-9013

Media:	Dan Katcher / Barrett Godsey Joele Frank, Wilkinson Brimmer Katcher (212) 355-4449

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